UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Tortoise Energy Infrastructure Corporation
(Name of Subject Company (Issuer))
Tortoise Energy Infrastructure Corporation
(Name of Filing Person(s) (Issuer))
SHARES OF COMMON STOCK
(Title of Class of Securities)
89147L886
(CUSIP Number of Class of Securities)
Tortoise Capital Advisors, L.L.C.
6363 College Boulevard, Suite 100A
Overland Park, Kansas 66211
913-981-1020
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
With a copy to:
Steven F. Carman, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
October 3, 2022
(Date Tender Offer First Published,
Sent or Given to Security Holders)
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 THROUGH 9 and ITEM 11
This Issuer Tender Offer Statement on Schedule TO relates to an offer by Tortoise Energy Infrastructure Corporation, a Maryland corporation (the “Fund”), to purchase for cash up to 5% of its outstanding shares of common stock (the “Offer”), for cash at a price per share equal to 98% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on November 1, 2022 (or if the Offer is extended, on the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase dated October 3, 2022 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.
ITEM 10.   FINANCIAL STATEMENTS
Not applicable.
ITEM 12.   EXHIBITS
(a)(1)(i)	Letter to Shareholders from the Chief Executive Officer of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated August 23, 2022.(1)
(a)(5)(ii)	Press Release dated October 3, 2022.
(b)(1)(i)	Amended and Restated Credit Agreement with U.S. Bank.(2)
(b)(1)(ii)	First Amendment to U.S. Bank Credit Agreement.(2)
(b)(1)(iii)	Second Amendment to U.S. Bank Credit Agreement.(3)
(b)(1)(iv)	Third Amendment to U.S. Bank Credit Agreement.(4)
(b)(1)(v)	Fourth Amendment to U.S. Bank Credit Agreement.(5)
(b)(1)(vi)	Fifth Amendment to U.S. Bank Credit Agreement.(5)
(b)(1)(vii)	Sixth Amendment to U.S. Bank Credit Agreement.
(d)(1)	Depositary and Information Agent Agreement between the Fund and Computershare Trust Company, N.A., Computershare, Inc. and Georgeson LLC.
(g)	Not applicable.
(h)	Not applicable.
107	Calculation of Filing Fees

(1)
Previously filed on Schedule TO-C via EDGAR on August 23, 2022

(2)
Incorporated by reference to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-2, filed on April 27, 2015 (File Nos. 333-146095 and 811-21462).

(3)
Incorporated by reference to Post-Effective Amendment No. 19 to Registrant’s Registration Statement on Form N-2, filed on August 3, 2015 (File Nos. 333-146095 and 811-21462).

(4)
Incorporated by reference to the Post-Effective Amendment No. 6 to Registrant’s Registration Statement on Form N-2, filed on August 22, 2017 (File Nos. 333-209946 and 811-21462).

(5)
Incorporated by reference to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on June 26, 2019 (File Nos. 333-230789 and 811-21462).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Tortoise Energy Infrastructure Corporation
By:
Name:	P. Bradley Adams
Title:	Chief Executive Officer
October 3, 2022

EXHIBIT INDEX
EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the Chief Executive Officer of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(l)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(5)(i)	Press Release dated August 23, 2022.
(a)(5)(ii)	Press Release dated October 3, 2022.
(b)(1)(i)	Amended and Restated Credit Agreement with U.S. Bank.
(b)(1)(ii)	First Amendment to U.S. Bank Credit Agreement.
(b)(1)(iii)	Second Amendment to U.S. Bank Credit Agreement.
(b)(1)(iv)	Third Amendment to U.S. Bank Credit Agreement.
(b)(1)(v)	Fourth Amendment to U.S. Bank Credit Agreement.
(b)(1)(vi)	Fifth Amendment to U.S. Bank Credit Agreement.
(b)(1)(vii)	Sixth Amendment to U.S. Bank Credit Agreement.
(d)(1)	Depositary and Information Agent Agreement between the Fund and Computershare Trust Company, N.A., Computershare, Inc. and Georgeson LLC.
107	Calculation of Filing Fees